April 22, 2019

John Gellert
Chief Executive Officer
SEACOR Marine Holdings Inc.
12121 Wickchester Lane, Suite 500
Houston, Texas 77079

       Re: SEACOR Marine Holdings Inc.
           Registration Statement on Form S-3
           Filed April 1, 2019
           File No. 333-230667

Dear Mr. Gellert:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed April 1, 2019

Documents Incorporated by Reference, page 13

1. We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended December 31, 2018, which in turn incorporates by reference Part III from a proxy statement that you have not yet filed. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended your
       Form 10-K to include Part III information or filed the definitive proxy statement. For guidance, please refer to Compliance and Disclosure Interpretations, Securities Act Forms
       Questions 123.01.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 John Gellert
SEACOR Marine Holdings Inc.
April 22, 2019
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Susan Block at 202-551-3210 or Nolan McWilliams at 202-551-3217 with any other questions.



FirstName LastNameJohn Gellert                             Sincerely,
Comapany NameSEACOR Marine Holdings Inc.
                                                           Division of
Corporation Finance
April 22, 2019 Page 2                                      Office of
Transportation and Leisure
FirstName LastName